May 12, 2011

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, N.E.
Washington, D.C.  20549

Attention:     Mr. Larry Spirgel

Re:	Sun Healthcare Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 3, 2011
File No. 001-12040

Ladies and Gentlemen:

The purpose of this letter is to respond to the comments provided in your letter dated April 29, 2011, regarding your review of the aforementioned filing with the Securities and Exchange Commission.  For ease of reference, each paragraph number in this letter corresponds to the same paragraph number in your letter and the comment from your letter is stated in full prior to our response.

Form 10-K for the Fiscal Year Ended December 31, 2010

Comment 1:
Item 6. Selected Financial Data, page 21

We note that in addition to other financial measures, including net segment income, you use EBITDA, Adjusted EBITDA and Adjusted EBITDAR to assess your core business operations, to prepare operating budgets and to measure your performance against those budgets on a consolidated segment and a center-by-center level. Additionally, you make capital allocations to each of your centers and establish compensation programs based on certain of these measures. In this regard, tell us your consideration of each center as an operating segment and a reporting unit. Refer to your basis in the accounting literature.

Response:
The Company identified its operating segments using the definition provided by ASC 280-10-50-1. The Company’s operating segments represent components that engage in business activities from which they earn revenues and incur expenses, whose operating results are regularly reviewed by the Company’s chief operating decision maker to make decisions about resources to be allocated to the components and assess their performance and for which discrete financial information is available.  Additionally, in accordance with the definition of reportable segments provided by ASC 280-10-50-10, the Company determined its reportable segments are the same as its operating segments.  The Company does not utilize the aggregation criteria discussed in ASC 280 in determining its operating segments or its reporting units.  Under ASC 280-10-50-4, we have concluded that our Chief Executive Officer is the Company’s chief operating decision maker or “CODM”.

Based on ASC 280, the Company determined its operating segments to be the Inpatient Services segment, the Rehabilitation Therapy Services segment and the Medical Staffing Services segment, in addition to corporate assets and overhead. Based on the Company’s organizational and decision making structure and based on the definition of a reporting unit provided by ASC 350-20-35-33 and ASC 350-20-35-34, the Company identified two reporting units, our healthcare facilities reporting unit and our hospice services reporting unit, within the Company’s Inpatient Services segment, as described on page 47 of our 2010 Form 10-K.  Based on ASC 350, the Company determined the operating segment and the reporting unit are one and the same for the Company’s Rehabilitation Therapy Services segment and the Medical Staffing Services segment.  Each of the Company’s operating segments includes a president who manages the segment and its performance, is directly accountable to the CODM and maintains regular contact with the CODM to discuss the segment’s operating activities, financial results, forecast and plans.  Each president is effectively the segment manager as per the definition provided by ASC 280-10-50-7.

The CODM assesses operational and financial performance at each of the segments and makes decisions about resource allocations based on the segment's operating results, including segment net income, EBITDA, adjusted EDITDA, and adjusted EBITDAR.  The CODM will only occasionally but does not regularly review the discrete operating results below the segment level and only when it is necessary to better understand the results of the overall segment.  Rather, the segment manager is responsible for regularly reviewing the discrete financial information below the segment level.

Additionally, the CODM does not make resource allocation decisions below the segment level (i.e., within the segment). That also is the responsibility of the segment manager. Performance assessments and capital allocation decisions made below the segment level with respect to component entities (i.e., healthcare center, facility or office) are based on decisions made by management who reside below the segment level and who are thus direct reports to the segment manager.  Consistent with how information is reviewed at the segment and reporting unit level, individual centers and healthcare facilities operating results include net income, EBITDA, adjusted EBITDA, and adjusted EBITDAR.

It is additionally noteworthy that the Company presents its operating results to its Board of Directors using the three operating segments described previously and does not, except on rare occasions when requested, present component level information to its Board.

Therefore, based on the underlying facts described above, the Company respectfully submits that its determination of three operating segments is appropriate under the definitions and rules of ASC 280.  Additionally, the Company respectfully submits that its determination of four reporting units based on the underlying facts described above is also appropriate under the definitions and rules of ASC 350.

Comment 2:
Liquidity and Capital Resources, page 41
Cash Flow, page 41
On page 9, you indicated that the recent economic downturn has resulted in a decrease in your ability to collect accounts receivable from some of your customers. Tell us why you did not address this in your MD&A. Additionally, we note that you attributed a decrease in operating cash flows to “timing differences which resulted in year-over-year increase in working capital changes.” Please clarify what these timing differences are.

Response:
The multi-year economic downturn continues to negatively impact our ability to collect certain of our accounts receivable from some of our customers.  We refer to our ability to collect our accounts receivable in our MD&A in the discussions of each year’s results (see the discussion on pages 31, 34, 37 and 39 of our 2010 Form 10-K) and the impact of the economic downturn on future cash flows in the third paragraph of the discussion of Liquidity and Capital Resources on page 41.  We do not believe that this impact on our ability to collect certain of our accounts receivable has resulted in, or is reasonably likely to result in, a material decrease in our liquidity.  Notwithstanding this, in future filings we will, when appropriate, discuss this factor in conjunction with our disclosures of Liquidity and Capital Resources in a manner similar to the below disclosure which was reflected in our Form 10-Q for the quarter ended March 31, 2011 (as filed with the Securities and Exchange Commission on May 5, 2011 and with additional disclosures bolded for this response).

“Based on current levels of operations, we believe that our operating cash flows (which were $16.0 million for the three months ended March 31, 2011), existing cash reserves and availability for borrowing under our $60.0 million revolving credit facility will provide sufficient funds for our operations, capital expenditures (both discretionary and nondiscretionary), scheduled debt service payments and our other commitments described in our 2010 Form 10-K in the table under “Obligations and Commitments” at least through the next twelve months, notwithstanding the negative impact of the multi-year economic downturn on our ability to collect certain of our accounts receivable.  We believe our long term liquidity needs will be satisfied by these same sources, as well as borrowings as required to refinance indebtedness.”

Regarding your question on clarification of the timing differences which resulted in a year-over-year increase in working capital changes impacting our cash flows, we respectfully propose that prospectively our filings would include disclosure similar to the below example disclosure when we discuss our cash flows for the period (with additional disclosures bolded for this response):

“During the year ended December 31, 2010, net cash provided by operating activities decreased by $29.0 million as compared to the prior year.  This decrease was the result of (i) a year-over-year decrease in net income of $43.3 million, which is primarily driven by the transaction costs and loss on extinguishment of debt resulting from the Separation and REIT Conversion Merger, (ii) a year-over-year decrease of $11.3 million in non-cash adjustments to net income, principally related to deferred taxes offset by the loss on extinguishment of debt, depreciation and amortization expenses and the provision for losses on accounts receivable, both of which were offset by (iii) a year-over-year increase in working capital changes of $25.6 million due principally to year-over-year improvements in our collections of outstanding accounts receivable combined with the temporarily beneficial impact of year-over-year timing differences on scheduled payroll and accounts payable disbursement cycles.”

In connection with our response to your comments and as you have requested, by this signed letter we are providing you the below statement acknowledging the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       We hope you find that we have been appropriately responsive to your comments and look forward to enhancing the quality of our future periodic filings based on the comments you have provided.  Please feel free to call me at 949-255-7136 if you have any questions regarding this response.

Sincerely,

SUN HEALTHCARE GROUP, INC.

/s/ L. Bryan Shaul

By:	L. Bryan Shaul
Executive Vice President
and Chief Financial Officer

cc:	Ms. Kathryn Jacobson

Mr. Dean Suehiro

Andor D. Terner, Esq.
O’Melveny & Myers LLP

Alexander Marr
PricewaterhouseCoopers LLP